Snow Lake Secures Funding to Drive Exploration, Strategic Acquisitions, and Investments
in Clean Energy and Next Gen Minerals

Winnipeg, Manitoba, Canada, December 31, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ:LITM) ("Snow Lake"), announces that following two successful financings raising in excess of $20M USD (before costs) it is sufficiently funded to both aggressively explore its global portfolio of projects and to make further high impact value accretive acquisitions and investments in the next generation and clean energy minerals space.

Exploration Program Highlights

Our immediate exploration plans for our portfolio of projects includes:

  Engo Valley Uranium Project - an additional program of exploration drilling and the preparation of a SK-1300 maiden resource estimate. (Early results from Phase one drilling to be reported during the first half of January).
  Black Lake Uranium Project - additional prospecting and the completion of ground geophysics to confirm and identify drill targets designed to test historical uranium anomalies where historic (non SK-1300 compliant) 1950's trench sampling yielding results of up to 15,700ppm U3O8
  Shatford Lake LTC Project - continued continue prospecting and ground geophysics to follow up on initial assay results in order to identify potential drill targets
  Snow Lake Lithium™ Project - an updated SK-1300 mineral resource estimate to include drill results from the 2023 and 2024 drill programs (Preliminary Economic Assessment dated July 2023 projecting a base-case pre-tax NPV of USD$1.7 billion)1

"We are grateful to our shareholders who have strongly supported our vision to be a leader in the clean energy and next generation minerals space, and are excited to proceed with an aggressive and busy 2025 exploration program on our global portfolio of projects," commented Frank Wheatley, CEO of Snow Lake.  "As we are now well funded to continue our exploration programs, our focus for 2025 will be on our two highly prospective uranium projects: our Engo Valley project in Namibia and our Black Lake uranium project in the Athabasca Basin, Northern Saskatchewan."

"As major technology companies such as Google, Microsoft and Amazon pursue their AI ambitions and invest in nuclear power, coupled with global nuclear plant baseload demand growth and sanctions halting Russian exports of uranium to the US, we believe new sources of uranium will be required to underpin the expansion of nuclear power to support those ambitions."

1 Preliminary Economic Assessment (PEA) dated July 31, 2024, as filed on EDGAR.  The PEA used a spodumene price of USD$3,500 which may not be representative of current spodumene prices.  All references to results of the PEA in this press release is qualified in its entirety by reference to the PEA.  Given the state of the current lithium market, Snow Lake does not consider the Snow Lake Lithium Project to be material to Snow Lake.

"We are also actively exploring strategic acquisitions and investment opportunities in the clean energy and next-generation minerals sector to expand our portfolio and accelerate our contribution to the global energy transition. By targeting high-potential projects and companies with scalable and commercially viable resources, we aim to secure access to critical materials essential for renewable energy technologies, advanced battery systems, and nuclear power. Our approach is driven by a commitment to identifying undervalued assets and emerging innovations in the sector, ensuring that our investments not only enhance shareholder value but also align with our vision to be a global leader in sustainable energy solutions."

Ongoing Search for Clean Energy and Next Generation Minerals Opportunities

As a clean energy minerals company, Snow Lake continues to review globally significant opportunities in the clean energy and next generation mineral space that have the potential to be commercialized, create shareholder value, and complement its current portfolio of uranium and lithium projects.

Engo Valley Uranium Project

The Engo Valley Uranium Project ("Engo Valley") is located on the Skeleton Coast, in the Opuwo District of the Kunene Region, in northwest Namibia, approximately 600 kilometers north of Swakopmund, Namibia.  Uranium mineralization was first discovered at Engo Valley in 1973, and exploration was conducted intermittently by Gencor between 1974 and 1980.

Engo Valley is considered to be an underexplored, top tier exploration project with historical, non-modern mining code compliant uranium resources, that would benefit from modern exploration techniques and technology for uranium exploration.

Snow Lake is currently planning its exploration program for 2025 which, pending receipt of radiometric and assay results from the 2024 program, is anticipated to include:

  a Phase 2 drill program ("Phase 2"), consisting of approximately 2,500 meters of reverse circulation and diamond drilling, designed to test both the in-fill pattern between existing drill holes, as well to test a number of additional and extensional uranium targets downhole radiometrics rstuls on each drill hole in Phase2
  preparation of a maiden SK-1300 mineral resource estimate based on the Phase 1 and Phase 2 drill results currently planned for the first half of 2025

Black Lake Uranium Project

The Black Lake Uranium Project ("Black Lake") is located in the northeastern Athabasca Basin, Saskatchewan.  Uranium mineralization was first discovered at Black Lake in 1950 and exploration was conducted intermittently by a number of companies during the 1950's and 1970's.

Black Lake can also be considered to be an exploration stage project with historical, non-modern mining code compliant uranium resources, that would also benefit from modern exploration techniques and technology for uranium exploration.

Our plan for 2025 includes additional prospecting and ground geophysics, to refine the results of the airborne survey completed in 2024, and to assist in locating high-value drill targets.  We are in the process of planning a drill program of up to 2,000 meters of diamond drilling, spread over approximately 10 holes of approximately 200 meters each, dependent upon appropriate drill target identification.

Shatford Lake LCT Project

The Shatford Lake LCT Project is an exploration stage project located in Southern Manitoba, contiguous to the southern boundary of the Tanco Mine.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element Lithium-Cesium-Tantalum ("LCT") pegmatites.  Accordingly, the Shatford Lake LCT Project holds the potential for cesium and tantalum mineralization, in addition to lithium mineralization.

In 2025, our plans include additional prospecting and ground geophysics to follow up on the numerous pegmatites discovered in 2024.  Additional exploration work will depend on the assay results from 2024, as well results from the initial 2025 field season.

Snow Lake Lithium™ Project

Our plans in 2025 for the Snow Lake Lithium™ Project include the preparation of an updated SK-1300 mineral resource estimate to include the drill results from our 2023 and 2024 winter drill campaigns, anticipated to be completed during the first half of 2025.

Nova Minerals Limited

Snow Lake understands that following its filing yesterday Nova Minerals Limited ("Nova") has sold its common shares of Snow Lake.  Nova founded Snow Lake in 2021 and has been its majority shareholder over the past several years.  With Nova's continued exploration success on its Estelle gold and antimony project in Alaska ("Estelle"), we understand its need for funding to continue its exploration activities on Estelle.

Snow Lake would like to thank Nova, its Board of Directors, and its Management, for its ongoing support of Snow Lake over the past several years, and wishes Nova continued exploration and development success on Estelle.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO +1 (604) 562-1916	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy